STATEMENT OF INVESTMENTS
Dreyfus Premier Greater China Fund
July 31, 2007 (Unaudited)

Common Stocks--99.4%	Shares	Value ($)
China--54.6%		
Air China, Cl. H	32,564,000	28,866,817
AviChina Industry & Technology, Cl. H	87,196,000 a	19,005,292
Beijing Capital Land, Cl. H	38,198,000	24,805,804
Bengang Steel Plates, Cl. B	43,882,296	54,629,090
C.C Land Holdings	12,810,000	15,614,243
CGS Holding, Cl. B	22,595,506	27,251,546
China Automation Group	3,340,000 a	1,809,488
China Communication Services, Cl. H	20,764,000 a	14,882,688
China Life Insurance, Cl. H	6,000,000 a	25,366,233
China Merchant Property Development	4,662,830	24,468,128
China Telecom, Cl. H	65,038,000 a	37,551,044
China Yangtze Power, Cl. A	1,020,000 a	2,403,831
ChinaSoft International	26,190,000	6,342,269
Dalian Refrigeration, Cl. B	12,933,064	12,331,299
Golding Soft	5,220,000 a	201,247
Guangshen Railway, Cl. H	17,416,000	13,390,579
Guangzhou Pharmaceutical, Cl. H	9,974,000	8,307,991
Haitian International Holdings	14,354,000 a	10,816,891
Huaxin Cement, Cl. B	4,875,084	12,169,893
Hunan Non-Ferrous Metal, Cl. H	50,500,000	32,918,831
Industrial & Commercial Bank of China, Cl. H	40,000,000	24,394,792
Inner Mongolia Yitai Coal, Cl. B	4,027,294	35,716,618
Lianhua Supermarket Holdings, Cl. H	15,499,000	24,082,891
Maanshan Iron and Steel, Cl. H	31,736,000	27,615,607
PetroChina, Cl. H	7,278,000	10,739,380
PICC Property & Casualty, Cl. H	11,984,000 a	15,135,267
Shandong Chenming Paper Holdings, Cl. B	33,023,994	30,484,377
Shanghai Forte Land, Cl. H	31,264,000	21,231,041
Shanghai Friendship Group, Cl. B	15,737,258	27,686,071
Shanghai Jinqiao Export	5,750,316	10,546,300
Shanghai Prime Machinery, Cl. H	31,264,000	13,539,840
Sihuan Pharmaceutical Holdings Group	10,000,000 a	5,725,726
Sohu.com	195,000 a	6,265,350
Solarfun Power Holdings, ADR	603,500 a	6,668,675
Spreadtrum Communications, ADR	1,008,000 a	14,313,600
Tong Ren Tang Technologies, Cl. H	2,763,000	7,073,764
Yangzijiang Shipbuilding Holdings	23,472,000 a	29,680,778
Yingli Green Energy Holding, ADR	717,000 a	12,798,450
ZTE, Cl. H	2,015,600	9,406,782
		706,238,513
Hong Kong--29.4%		
China Agri-Industries Holdings	19,360,000 a	11,513,000
China Everbright	12,140,000 a	27,968,654
China Foods	16,100,000	10,679,847
China Insurance International Holdings	11,078,000 a	26,900,775
China Oil and Gas Group	26,000,000 a	4,613,568
China Power International Development	23,948,000	12,570,026
China Sciences Conservational Power	19,450,000 a,b	869,824
China Telecom (warrants)	6,480,000 a	480,227
China Travel International Investment Hong Kong	57,742,000	38,291,935
CITIC International Financial Holdings	22,288,000	18,483,349
CITIC Pacific	3,700,000	19,062,975
Comba Telecom Systems Holdings	26,000,000	10,605,428
Dynasty Fine Wines Group	50,614,000	19,977,592
Fubon Bank	9,124,000	5,439,846

Genesis Energy Holdings	36,300,000 a	2,663,215
Global Green Tech Group	10,000,000	5,289,856
Greentown China Holdings	3,052,000	7,195,605
Hang Fung Gold Technology	26,987,800	5,073,004
Hong Kong Exchanges & Clearing	800,000	13,078,495
Hua Han Bio-Pharmaceutical Holdings, Cl. H	24,402,000	9,674,600
Jutual Offshore Oil Services	6,142,000	3,646,364
Kerry Properties	1,490,000	10,747,686
L.K. Technology Holdings	62,242,500	8,884,904
Lifestyle International Holdings	1,922,000	7,635,026
Luk Fook Holdings	8,162,000	5,586,798
Ming Fung Jewellery Group	11,000,000	1,766,079
Neo-China Group Holdings	52,000,000	13,964,438
Samling Global	33,130,000 a	13,623,750
Shanghai Industrial Holdings	6,967,000	30,054,294
Softbank Investment International Strategic	100,000,000 a	3,541,345
Wasion Meters Group	20,383,000	12,075,691
Zhuzhou CSR Times Electric, Cl. H	9,360,000	18,739,104
		380,697,300
Singapore--5.9%		
AsiaPharm Group	7,554,000	3,315,474
Beauty China Holdings	12,215,000	9,613,661
China Sky Chemical Fibre	7,998,000	11,954,546
Cosco Singapore	4,688,000	15,631,854
Noble Group	11,425,000	12,627,996
Yanlord Land Group	10,992,000	23,232,794
		76,376,325
Taiwan--9.3%		
Catcher Technology	433,000	3,926,703
Everlight Electronics	434	1,994
First Steamship	9,402,000 a	19,163,068
Foxconn Technology	660,000	7,365,129
Gemtek Technology	5,860,000	16,154,201
High Tech Computer	702,000	12,794,128
HON HAI Precision Industry	1,800,000	14,844,092
KGI Securities	38,000,000	20,722,907
Shin Kong Financial Holding	15,000,000	18,259,580
Yang Ming Marine Transport	9,000,000	6,613,316
		119,845,118
United States--.2%		
Far East Energy	1,730,000 a	2,560,400
Far East Energy (warrants)	625,000 a	0
		2,560,400
Total Investments (cost $940,686,736)	**99.4%**	**1,285,717,656**
Cash and Receivables (Net)	**.6%**	**7,263,811**
Net Assets	**100.0%**	**1,292,981,467**

ADR - American Depository Receipts

a   Non-income producing security.

b   The value of this security has been determined in good faith under the direction of the Board of Directors.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and

semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Premier International Growth Fund
July 31, 2007 (Unaudited)

Common Stocks--95.6%	Shares	Value ($)
Australia--4.5%		
BHP Billiton	41,900	1,339,664
BlueScope Steel	52,700	488,140
Commonwealth Bank of Australia	5,400	249,351
Woolworths	11,200	260,015
		2,337,170
Belgium--2.5%		
Delhaize Group	5,700	532,472
InBev	9,600	769,329
		1,301,801
Canada--6.5%		
Bank of Nova Scotia	5,100	236,825
Barrick Gold	22,400	737,061
Bombardier, Cl. B	42,600 a	258,024
Research In Motion	1,700 a	365,574
Rogers Communication, Cl. B	13,700	620,353
Teck Cominco, Cl. B	13,400	595,192
TransCanada	6,700	242,229
Yellow Pages Income Fund (Units)	22,300	281,028
		3,336,286
Denmark--2.4%		
Carlsberg, Cl. B	5,710	735,699
Novo Nordisk, Cl. B	5,000	526,566
		1,262,265
Finland--3.1%		
Elisa	11,700	332,489
Neste Oil	10,800	387,031
Nokia	30,600	875,577
		1,595,097
France--8.5%		
Alstom	1,640	295,022
BNP Paribas	5,832	641,023
Cap Gemini	4,570	299,392
Compagnie Generale de Geophysique-Veritas	1,098 a	278,278
Lafarge	3,991	673,101
Sanofi-Aventis	4,107	343,432
Societe Generale	2,010	344,280
Total	8,352	660,788
Vivendi	19,900	844,743
		4,380,059
Germany--7.5%		
BASF	6,210	798,729
Bayerische Motoren Werke	3,900	241,065
Beiersdorf	3,500	243,359
Deutsche Bank	1,700	230,605
E.ON	1,920	302,965
MAN	4,100	592,203
Merck	3,500	436,682
Siemens	1,630	204,881
ThyssenKrupp	5,700	314,658
Wacker Chemie	2,040	496,479
		3,861,626
Greece--.5%		
National Bank of Greece	4,600	**271,648**
Ireland--.4%		
Allied Irish Banks	8,800	**230,345**
Italy--3.0%		

ENI	16,302	568,369
Fiat	16,900	499,246
Saipem	7,000	251,059
UniCredito Italiano	25,000	210,834
		1,529,508
Japan--18.2%		
Aisin Seiki	7,700	303,922
Canon	17,250	913,365
KDDI	32	212,160
Kenedix	126	207,664
Mitsubishi	28,700	844,931
Mitsui & Co.	34,000	804,333
Nikon	15,000	479,523
Nintendo	800	390,405
Nippon Yusen	33,400	334,899
ORIX	3,010	723,299
Sony	11,400	601,046
SUMCO	11,000	563,577
Sumitomo Trust & Banking	46,000	388,805
Takeda Pharmaceutical	5,700	370,877
TDK	5,600	476,141
Terumo	5,800	246,267
Tokyo Electron	7,800	560,611
Tokyo Tatemono	16,000	193,500
Toyota Motor	12,300	741,684
		9,357,009
Netherlands--3.1%		
ASML Holding	10,000 a	293,491
ING Groep	23,800	1,007,028
Randstad Holdings	4,400	285,086
		1,585,605
Norway--2.4%		
Orkla	40,500	769,231
Tandberg	11,300	255,192
Telenor	12,700	231,929
		1,256,352
Spain--4.2%		
ACS-Actividades de Construccion y Servicios	10,800	641,062
Banco Santander Central Hispano	19,500	365,688
Inditex	4,740	284,235
Repsol YPF	6,900	260,030
Telefonica	25,700	600,186
		2,151,201
Sweden--2.4%		
Sandvik	27,800	559,623
Volvo, Cl. B	36,000	655,103
		1,214,726
Switzerland--7.5%		
ABB	21,100	506,815
Baloise-Holding	3,650	341,129
Credit Suisse Group	10,700	698,015
Nestle	1,932	737,668
Roche Holding	7,630	1,350,416
Swiss Reinsurance	2,700	230,558
		3,864,601
United Kingdom--18.9%		
AstraZeneca	13,900	720,403
Aviva	16,600	230,263
Barclays	16,099	219,556
Barratt Developments	10,800	201,099
BT Group	82,500	525,786
Firstgroup	23,900	304,109

GKN	40,140	310,457
GlaxoSmithKline	11,000	280,685
HBOS	22,900	449,137
International Power	96,700	804,402
Marks & Spencer Group	32,600	414,460
Michael Page International	45,000	492,929
National Grid	31,600	447,906
Reckitt Benckiser	12,700	680,747
Royal Bank of Scotland Group	41,800	500,721
Royal Dutch Shell, Cl. A	7,558	294,482
Royal Dutch Shell, Cl. B	7,400	292,903
SABMiller	13,300	342,685
Tesco	71,800	587,743
WPP Group	15,800	226,645
Xstrata	22,000	1,399,260
		9,726,378

Total Common Stocks
(cost $37,814,421) **49,261,677**

Preferred Stocks--1.7%

Germany
Fresenius
(cost $593,091) 11,320 **899,675**

Short-Term Investments--.1%	Principal Amount ($)	Value ($)
U.S. Treasury Bills;		
4.92%, 9/13/07		
(cost $59,676)	60,000 [b]	**59,658**

Other Investment--1.5%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $765,000)	765,000 [c]	**765,000**

Total Investments (cost $39,232,188)	**98.9%**	**50,986,010**
Cash and Receivables (Net)	**1.1%**	**547,901**
Net Assets	**100.0%**	**51,533,911**

a   Non-income producing security.
b   All or partially held by a broker as collateral for open financial futures positions.
c   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and
semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
July 31, 2007 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized (Depreciation) at 7/31/2007 ($)
Financial Futures Long				
MSCI PAN EURO	22	762,967	September 2007	(19,293)
TOPIX	2	287,108	September 2007	(11,497)
				(30,790)